SEC FILE NUMBER 001-36062
CUSIP NUMBER 172464 109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):  ☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐  Form 10-Q  ☐ Form 10-D  ☐ Form N-CEN
☐ Form N-CSR

For Period Ended:  December 31, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sisecam Resources LP
Full Name of Registrant

N/A
Former Name if Applicable

Five Concourse Parkway, Suite 2500
Address of Principal Executive Office (Street and Number)

Atlanta, Georgia 30328
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b‑25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sisecam Resources LP (the “Company”) is unable to file its Annual Report on Form 10-K for its fiscal year ended December 31, 2022 (“Annual Report”) by the prescribed date without unreasonable effort or expense because the Company is still in the midst of completing its evaluation of its internal controls over financial reporting and as such was unable to ascertain certain information necessary to complete the audit. The Company is evaluating the potential need to report internal control deficiencies for the period ended December 31, 2022. The Company believes that the Annual Report will be completed and filed within the fifteen-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Marla E. Nicholson	(770) 375-2300
(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).                              Yes   ☒ No  ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes  ☒      No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net sales increased by 33.3% to $720.1 million for the year ended December 31, 2022 from $540.1 million for the year ended December 31, 2021, primarily driven by an increase in average sales price per short ton of 40.9% due to both international and domestic sales average price increases from 2021 to 2022. The net sales were impacted by an increase in non-ANSAC international sales which include ocean freight in both net sales and cost of product sold. The higher sales prices were due to strong demand in the domestic and international markets. The decline in soda ash volumes sold versus produced in the year ended December 31, 2022, was due to operational challenges in loading export volumes during the year ended December 31, 2022.

Operating income increased by 137.0% to $133.9 million for the year ended December 31, 2022, compared to $56.5 million for the year ended December 31, 2021.  During the year ended December 31, 2022, sales price has increased significantly due to the strong demand in the international and domestic markets.

Net income increased by 149.0% to $128.0 million for the year ended December 31, 2022, compared to $51.4 million for the year ended December 31, 2021. The increase in operating income for the year ended December 31, 2022 was primarily due to the significant increase in sale prices and demand.

A copy of the earnings press release, which sets forth the Company’s full statement of earnings, was attached as Exhibit 99.2 to the Company’s Current Report on Form 8-K furnished with the Securities and Exchange Commission on February 1, 2023.

Sisecam Resources LP
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 17, 2023	By	/s/ Marla E. Nicholson
Marla E. Nicholson
Vice President, General Counsel and
Secretary of Sisecam Resource Partners LLC,
the registrant’s General Partner